Kubient, Inc.

228 Park Avenue South

Suite 72602

New York, New York 10003-1502

December 21, 2020

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kubient, Inc.
Registration Statement on Form S-1
File No. 333-251531

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Kubient, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Tuesday, December 22, 2020, or as soon thereafter as possible. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Waller Lansden Dortch & Davis, LLP, by calling Marc J. Adesso at (615) 850-8063.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Filing. If you have any questions regarding the foregoing, please contact our counsel, Waller Lansden Dortch & Davis, LLP, by calling Marc J. Adesso at (615) 850-8063.

Thank you for your assistance in this matter.

Very Truly Yours,

Kubient, Inc.

/s/ Paul Roberts
Paul Roberts
Interim Chief Executive Officer

cc:	Joshua Weiss, Kubient, Inc.
Marc J. Adesso, Esq., Waller Lansden Dortch & Davis, LLP
Joe Bucaro, Esq., Waller Lansden Dortch & Davis, LLP
Steven Uslaner, Esq., Littman Krooks LLP
Mark Coldwell, Esq., Littman Krooks LLP

December 21, 2020

Via EDGAR Delivery

Securities and Exchange Commission

Division of Corporation Finance 100 F Street, NE

Washington, D.C. 20549

Attention: Dana Brown

Re:	Kubient, Inc.

Registration Statement on Form S-1

File No. 333-251531

Sir/Madam:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as co-representative of the several underwriters, hereby join in the request of Kubient, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 5p.m.., Eastern Time (US), on December 22, 2020, or at such later time as the Company or its outside counsel, Waller Lansden Dortch & Davis, LLP, may request via a telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus dated December 21, 2020 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
	Name:	Clifford A. Teller
	Title:	Executive Managing Director & Head of Investment Banking

December 21, 2020

Via EDGAR Delivery

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Dana Brown

Re:	Kubient, Inc. Registration Statement on Form S-1 File No. 333-251531

Sir/Madam:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as co-representative of the several underwriters, hereby join in the request of Kubient, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 5 p.m., Eastern Time (US), on December 22, 2020, or at such later time as the Company or its outside counsel, Waller Lansden Dortch & Davis, LLP, may request via a telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus dated December 21, 2020 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Joseph Gunnar & Co., LLC

By:	/S/ Stephan A. Stein
Name: Stephan A. Stein
Title: President